Exhibit 99.1

FOR IMMEDIATE RELEASE

Bladex and ICBC Peru act as Joint Lead Arrangers of a US$25 million, 3-year senior unsecured club loan for Banco Agropecuario S.A.

Panama City, Republic of Panama, September 8, 2015 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the recent closing of a US$25 million, 3-year term loan facility in favor of Banco Agropecuario S.A., (“Agrobanco”). Established in 2002 and owned by the government of Peru, Agrobanco’s main role is to support the agribusiness sector in Peru.

The Facility was structured as a club deal between Bladex and ICBC Perú Bank S.A. (“ICBC Peru”), which together acted as Joint Lead Arrangers. Bladex is also the Administrative Agent under the Facility.

This transaction provides additional funding sources for Agrobanco and strengthens the bank´s relationships with ICBC Peru and Bladex. Proceeds will be used for general corporate purposes, supporting Agrobanco’s U.S. dollar funding requirements for 2015.

Mr. Felipe Suarez, Executive Manager of Loan Structuring & Distribution at Bladex, stated: “This important transaction continues to demonstrate Bladex’s commitment to supporting its clients in securing medium-term funding. We are pleased to be partnering up with ICBC Peru and delivering a timely solution to Agrobanco, to finance Peruvian agricultural trade related transactions.”

The success of this transaction continues to demonstrate Bladex´s commitment to supporting its clients with tailor-made financing solutions.

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

ICBC Peru Bank is a subsidiary of the Industrial and Commercial Bank of China Ltd. (ICBC), the largest commercial bank in China with a presence in 41 countries worldwide, and is the first Chinese-owned bank to be established in Peru, following the strategy launched by ICBC to expand its operations in the region to facilitate trade and investment with the member countries of the Asia-Pacific Economic Cooperation (APEC).

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama